101 Second Street Suite 1800 San Francisco, CA 94105-3659 Tel +1 415 543 8700 Fax +1 415 391 8269 reedsmith.com
David T. Mittelman Direct Phone: +1 415 659 5943 Email: DMittelman@reedsmith.com

March 1, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re: Aberdeen Standard Platinum ETF Trust

Ladies and Gentlemen:

On behalf of Aberdeen Standard Platinum ETF Trust (the “Registrant”), a registration statement on Form S-3 relating to the offer and sale of Aberdeen Standard Physical Platinum Shares ETF (the “Shares”) has been transmitted today for filing via EDGAR.

A filing fee of $75,060.49 with respect to 7,660,000Shares is being paid in connection with the filing of this registration statement. As indicated in the footnotes to the Calculation of Registration Fee table on the facing page of the registration statement, the Registrant additionally is carrying forward previously registered unsold Shares and their corresponding filing fee in accordance with Rule 415(a)(6).

Please direct any questions concerning the registration statement to me at (415) 659-5943 or to Joe Motto of Reed Smith LLP at (412) 288-3380.

Very truly yours,

/s/ David T. Mittelman

David T. Mittelman

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